Exhibit 8

Investor Group Owning Over 40% of Leaf Group Warns Board Not to Ignore Clearly Expressed Will

of Majority of Shareholders as It Considers Potential Changes

LOS ANGELES, July 29, 2020 – Investors owning over 40% of the issued and outstanding shares of Leaf Group Ltd. (“Leaf Group” or the “Company”) (NYSE: LEAF) – including Osmium Partners LLC, PEAK6 Investments LLC, Boyle Capital Opportunity Fund, LP, Oak Management Corp., Generation Capital Partners II LP, Generation Partners II LLC, Spectrum Equity Investors V, L.P. and Spectrum V Investment Managers’ Fund, L.P. (together, the “Investor Group”) – today issued the following statement:

“We anticipate that the Leaf Group Board of Directors (the “Board”) will likely be meeting today in advance of releasing Q2 earnings results tomorrow. The agenda for this meeting must include a frank and objective discussion of Sean Moriarty’s dismal performance during his tenure, now approaching six years as CEO. If the Board does not conclude at this meeting that Mr. Moriarty should be replaced, shareholders will know that the incumbent directors place their own interests and relationship with Mr. Moriarty ahead of the expressed wishes of shareholders.

To be clear, any half measures – such as appointing new board members or launching a process to do so – will not satisfy us. We strongly caution the Board against installing new directors without significant input from major shareholders. With holders of a majority of the stock having publicly advocating for significant change, the Board has absolutely no mandate to self-refresh.

Further, any Board ‘refreshment’ rubber stamped by a third-party recruiting firm would have no more inherent credibility than the Company’s sham strategic review process. At this point, the only third parties the Board should be paying attention to are the Company’s shareholders.

In that vein, we are dismayed that we have heard only once in the past three weeks from the so-called Independent Committee of Directors (the “Committee”), consisting of Beverly Carmichael and Deborah Benton, that was supposedly assembled to engage with us. In that one conversation, we were highly disappointed to learn that Mr. Moriarty had the Board’s ‘full support’ despite the calls for his removal (at that time) from 40% of the Company’s shareholders. In the days since that one conversation with the Committee, several additional shareholders have come forward – today, we know of nearly 60% of the Company’s shareholders that have expressed their view, publicly or privately to the Company, that significant change at the Company is necessary. If the Committee and the Board are unwilling to demonstrate that their position has evolved in response to this mounting opposition to the status quo, then they cannot credibly claim that they are upholding their fiduciary duties in good faith. The Board must decide at its next meeting whether the directors stand with shareholders – and the facts – or instead with Mr. Moriarty.

This is not a hard choice, but it does require leadership. We urge the Board to do right by shareholders, including terminating CEO Sean Moriarty and working towards a solution that includes new, independent directors selected in conjunction with a majority of shareholders and a fresh strategic review process.”

For more information, please visit www.LiberateLeaf.Group.

About Osmium Partners

We seek to generate strong, risk-adjusted returns by investing in undervalued, small capitalization companies across equity markets. Our Osmium 8 research process is based on eight simple factors involving factors such as balance sheet strength, aligned interests, attractive reinvestment opportunities, a low valuation, and reasonable growth prospects. As engaged owners, we actively discuss corporate strategy and capital structure with management teams and boards of directors. We prefer to conduct these discussions in private, but we will publicly debate important items with all shareholders when appropriate.

About PEAK6

PEAK6 uses technology to find a better way of doing things. The company’s first tech-based solution was developed in 1997 to optimize options trading and, over the past two decades, the same formula has been used across a range of industries, asset classes and business stages to consistently deliver superior results. Today, PEAK6 seeks transformational opportunities to provide capital and strategic support to entrepreneurs and forward-thinking businesses, helping to unlock potential and activate what is into what ought to be. PEAK6’s core brands include: PEAK6 Capital Management, Apex Clearing, National Flood Services and Evil Geniuses. Learn more at www.PEAK6.com or follow us on LinkedIn.

About Boyle Capital Opportunity Fund

Boyle Capital Opportunity Fund, LP is a value-oriented investment partnership. We manage a focused portfolio of deeply undervalued securities and actively engage with the company’s management and board of directors to unlock shareholder value over the long-term.

About Oak Investment Partners

Oak Investment Partners was founded in 1978. Since that time, the firm has invested $9 billion in over 525 companies around the world, earning the trust of entrepreneurs with a senior team that delivers steady guidance, deep domain expertise and a consistent investment philosophy. We are involved in the formation of companies, fund spinouts of operating divisions and technology assets, and provide growth equity to mid- and late-stage private businesses and to public companies through PIPE investments. These companies are concentrated in the five major sectors that fuel the most disruptive growth in our world today: Information Technology, FinTech, Internet and Consumer, Healthcare Services, and Clean Energy.

About Generation Partners

Founded in 1995, Generation Partners provides equity capital to growth companies through buyout and growth equity investments.

About Spectrum Equity

Spectrum Equity is a leading growth equity firm providing capital and strategic support to innovative companies in the information economy. For over 25 years, the firm has partnered with proven entrepreneurs and management teams to build long-term value in market-leading internet, software and information services companies. Representative investments include Ancestry, Bats Global Markets, Definitive Healthcare, GoodRx, Grubhub, Lynda.com, Origami Risk, SurveyMonkey and Verafin. For more information, including a complete list of portfolio investments, visit www.spectrumequity.com.

Media Contacts

Sloane & Company

Dan Zacchei / Joe Germani

dzacchei@sloanepr.com / jgermani@sloanepr.com

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